EXHIBIT 99.1

NOMAD ROYALTY COMPANY TO PARTICIPATE IN VIRTUAL ROADSHOW SERIES TO BE HELD DURING THE MONTH OF FEBRUARY

Montreal, Québec – February 2, 2022

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX : NSR, NYSE: NSR) is pleased to announce that Company’s management will be participating in Renmark Financial Communications Inc.’s live Virtual Non-Deal Roadshow Series to discuss its latest investor presentation. The Nomad management team will hold four presentations during the month of February, see dates below. Nomad welcomes stakeholders, investors, and other individual followers to register and attend these live events.

The presentation series will feature Chief Executive Officer, Vincent Metcalfe and Chief Investment Officer, Joseph de la Plante. Topics to be covered will include the latest investor presentation, recent acquisitions, growth perspectives and will be followed by a live Q&A. Investors interested in participating in these events will need to register using the links below. As a reminder, registration for the live events may be limited but access to the replay after the event will be on the Company’s Investor website.

REGISTER HERE:

Tuesday, February 8 1:00PM CST – https://www.renmarkfinancial.com/events/renmark-virtual-non-deal-roadshow-tsx-nsr-nyse-nsr-2022-02-08-130000

Thursday, February 10 2:00PM EST – https://www.renmarkfinancial.com/events/renmark-virtual-non-deal-roadshow-tsx-nsr-nyse-nsr-2022-02-10-140000

Tuesday, February 15 12:00PM EST – https://www.renmarkfinancial.com/events/renmark-virtual-non-deal-roadshow-tsx-nsr-nyse-nsr-2022-02-15-120000

Thursday, February 17 1:00PM PST – https://www.renmarkfinancial.com/events/renmark-virtual-non-deal-roadshow-tsx-nsr-nyse-nsr-2022-02-17-130000

To ensure smooth connectivity, please access this link using the latest version of Google Chrome.

ABOUT RENMARK

Founded in 1999, Renmark Financial Communications Inc. (“Renmark”) is North America’s leading retail investor relations firm. Employing a strategic and comprehensive mix of exposure tactics, Renmark hosts Virtual Non-Deal Roadshows as well as in-person corporate presentations and maintains daily communications with thousands of brokers and money managers across Canada and the United States. Renmark empowers its publicly-traded clientele to maximize their visibility within the financial community and strengthen their investor audience.

CONTACT INFORMATION
Robert Thaemlitz: rthaemlitz@renmarkfinancial.com

Tel.: (416) 644-2020 or (212) 812-7680

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ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 22 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4	nomadroyalty.com

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